CONSENT OF MICHAEL P. SHEEHAN

In connection with the filing of the annual report on Form 40-F (the “Annual Report”) of Eurasian Minerals Inc. (the “Company”) with the U.S. Securities and Exchange Commission, I hereby consent to the references to my name included in the 2011 Annual Information Form of the Company, dated April 26, 2012, and the Management’s Discussion and Analysis of the Company, dated April 26, 2012, which are filed as exhibits to, and incorporated by reference into, the Annual Report.

Dated: April 26, 2012

/s/ Michael P. Sheehan
Michael P. Sheehan